Snipp Receives Six Figure Loyalty Receipt-Processing Renewal Order

From Retail Property Leader for 2018 After Program Grew 107% in 2017

TORONTO, Jan. 10, 2018 -- Snipp Interactive Inc. ("Snipp" or the “Company”) (OTCQB:SNIPF) (TSX-V:SPN), a global provider of digital marketing promotions, rebates and loyalty solutions, today announced that it has secured a renewal agreement with a leading developer of retail, dining and lifestyle destinations, based on the success of this program in 2017.

The client is one of the largest, privately-held real estate companies in the United States, with a portfolio of retail and mixed-use properties. It is recognized around the world as the most innovative and successful developer of retail complexes.

The program grew 107% between 2016 and 2017 at the two locations where the client was running this program. In 2018 the client intends to add additional locations over the second half of the year. Billings are estimated to be worth at least $356,000 for the 2018 contract period. Given that the contract terms for the renewal are now based on a “Pay Per Snipp” consumer participation model, this contract could represent significant upside for the company either from increased participation and/or the addition of new locations. This is the first time in the three-year relationship with this client that the contract terms will be based purely on consumer participation.

The client’s brand loyalty rewards program rewards guests when they shop, dine and see their favorite movies at their retail centers. Along with earning points for items purchased across the properties, guests can also get their parking validated if they spend above a certain amount in a single visit. The company has integrated SnippCheck, Snipp’s receipt processing capability via an API into their customer loyalty program. SnippCheck receipt processing enables guests to submit a receipt for any purchase at the property either through the company’s app or via email, SMS or web upload to receive points. In addition, guests are able to submit their receipts through a concierge app as part of delivering a simple and highly satisfying user experience.

“We are once-again very pleased to expand a relationship with another existing customer, a tangible sign of the growing value of our platform and solutions,” said Atul Sabharwal, Chief Executive Officer at Snipp. “A key objective for this client is to deliver the best possible experience for their guests, so being recognized as an essential part of that process shows the effectiveness of the combination of our receipt processing and loyalty technology solutions. As we continue to build our platform and expertise, we look forward to seeing many more relationships with existing clients mature into longer-term engagements.”

Visit the Snipp website at http://www.snipp.com/ for Snipp’s full suite of solutions and examples of Snipp programs.

About Snipp:

Snipp is a global loyalty and promotions company with a singular focus: to develop disruptive engagement platforms that generate insights and drive sales. Our solutions include shopper marketing promotions, loyalty, rewards, rebates and data analytics, all of which are seamlessly integrated to provide a one-stop marketing technology platform. We also provide the services and expertise to design, execute and promote client programs. SnippCheck, our receipt processing engine, is the market leader for receipt-based purchase validation; SnippLoyalty is the only unified loyalty solution in the market for CPG brands. Snipp has powered hundreds of programs for Fortune 1000 brands and world-class agencies and partners.

Snipp is headquartered in Toronto, Canada with offices across the United States, Canada, Ireland, Europe, and India. The company is publicly listed on the OTCQB, of the OTC market in the United States of America, and on the Toronto Stock Venture Exchange (TSX) in Canada. Snipp was selected to the TSX Venture 50®, an annual ranking of the strongest performing companies on the TSX Venture Exchange, in 2015 and 2016. SNIPP IS RANKED AMONGST THE TOP 500 FASTEST GROWING COMPANIES IN NORTH AMERICA On Deloitte’s 2017 Technology Fast 500™ List, for the second year in a row.

FOR FURTHER INFORMATION PLEASE CONTACT:

MKR Group, Inc.

Todd Kehrli / Mark Forney

snipp@mkr-group.com

Snipp Interactive Inc.

Jaisun Garcha

Chief Financial Officer

investors@snipp.com

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